

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 8, 2007

<u>Via U.S. Mail and Facsimile</u>

Paul G. Laird, President
New Frontier Energy, Inc.
1789 W. Littleton Blvd
Littleton, Colorado

> **Re:** **New Frontier Energy, Inc.**
> **Filed February 12, 2007**
> **File No. 0-50472**

Dear Mr. Laird:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   Please reconcile your disclosure on page 2 regarding the percentage of
        outstanding common stock held by your officers and directors with the
        information provided on page 3 under "Security Ownership of Certain Beneficial
        Owners and Management."

2.   Please comply with the executive compensation and related party disclosure
        requirements, including amended Item 402 and newly adopted Item 407 of
        Regulation S-K. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and
        Interpretation J.8B of the Division of Corporation Finance's Manual of Publicly
        Available Telephone Interpretations (July 1997).

Executive Compensation, page 5

Options Values

3.   Please update to provide information for the last fiscal year. In this regard, we
        note that you have provided information covering the year 2005.

Employment Agreements, page 7

4.   We note that Paul G. Laird and Les Bates are also officers at Natural Resources
        Group, Inc. and that their employment agreements with you required them to
        devote "such time as [they] deem[] necessary." Please disclose the amount of
        time that each individual devotes to your company's operations and to the
        operations of Natural Resources. Also disclose the safeguards that have been
        implemented to address the potential conflicts of interest resulting from Messrs.
        Laird and Bates' association with Natural Resources.

Proposal 1 -- Proposed Amendment to the Articles of Incorporation… page 9

5.   Please disclose the total amount generated from the private placement conducted
        between December 1, 2006 and January 16, 2007.

6.   Please disclose the total number of shares of common stock that may be issuable
        upon conversion, redemption or exercise of the securities currently outstanding.
        Also disclose the additional number of securities you would need to authorize in
        order to satisfy the conversion, redemption or exercise of the securities. If the
        number of shares of common stock you are seeking to authorize exceeds the
        number of common stock that may be issuable upon such conversion, redemption
        or exercise, please disclose whether you have any plans, proposals or

arrangements to issue the excess shares and describe in detail such plans, proposals, or arrangements.

7.   Provide the information required by Item 202 of Regulation S-K, as applicable.

Proposal 2 – Proposal to Adopt, Approve and Ratify the 2007 Omnibus Long Term Incentive Plan

8.   Ensure compliance with Item 10 of Regulation 14A. We note that you have omitted information required by the item, including the tabular disclosure of benefits. Please revise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry